Taahir G. · 2nd

Accountant at Wrike

Santa Clara, California, United States · 500+ connections ·

Contact info

 **Wrike**

Palo Alto University

Experience



Accountant
Wrike · Full-time
Dec 2019 – Present · 1 yr 3 mos
San Francisco Bay Area

Senior Accountant
Various Contract Positions
Aug 2018 – Dec 2019 · 1 yr 5 mos

• Proposed and led the creation of a T&E policy during a period of large company growth to support budget regulation, expense forecasting, and provide decision support for expense report approval using IRS allowable guidelines, financial analysis and working with the leadership team to align the policy with organizational priorities ...see more



Sr. Accountant
Host Analytics Inc
Feb 2017 – Aug 2018 · 1 yr 7 mos
Redwood Shores

• Review Sales Orders and Contracts for Revenue Recognition/ASC 606 purposes, Sales Tax

accruals and reconciliations, and Foreign Exchange for Accounts Receivable.
• Worked with Sales and Implementation teams to further client relationships for management
and development.

...see more



Accountant

Drawbridge Inc.
Nov 2015 – Feb 2017 · 1 yr 4 mos
San Mateo

• Analyzed & Prepared OPEX for analysis with Department heads and Exec team.
• Worked in tandem with Partner Relationships and Business Development teams.
• Helped create discount structure deals to incentivize partner relationships to increase
spend

...see more



Sr. Staff Accountant

Datameer
Jun 2014 – Nov 2015 · 1 yr 6 mos
San Francisco Bay Area

• Worked cross-functionally with Sales, Marketing and Operations to enhance efficiency.
• Worked as part of a two-person team – performing full accounting cycles; including
oversight on reporting, and analysis
• Assisted VP of Finance in preparing and analyzing monthly Financials.

...see more

Show 3 more experiences ⌄

Education

Palo Alto University

Bachelors of Science, Business Psychology
2010 – 2013

Relevant Courses: Social Psychology, Statistics and Research Methods, Organizational
Development, Team Development, Multicultural Studies, Theories of Personality and
Assessment, Fundamentals of Management, Employee Relations and Interpersonal Skills,
Human Resource Management, Development Psychology, Ethics, Development Psychology,
Effective Writing and Communication, Motivation and Work Satisfaction, Financial and
Business Planning, Change Management, Economics



De Anza College

Associate of Arts (AA), Psychology
2005 – 2008

San Jose High Academy



